# PROFIT PARTICIPATION LOAN AGREEMENT

This Profit Participation Loan Agreement ("Agreement") is effective as of [EFFECTIVE DATE] (the "Effective Date"), by and between Southeast Business Consultants, Inc. dba The Redbud Group, ( "Company") and [INVESTOR NAME], ( "Lender"). Company and Lender may be referred to in this Agreement together as "Parties" or individually as a "Party".

## RECITALS

A.      The Company is in the business of building, developing, marketing, and selling new, speculative homes ("Products") to buyers.

B.      The Lender has expertise in real estate sales and marketing.

C.      In exchange for the Lender's capital, the Lender and the Company enter into this Agreement whereby the Lender will share in the net profits of the Company for the following Projects:

> **SPRING STREET PROJECT,** *totals three (3) homes*
> **CARMEL COUNTRY CLUB PROJECT,** *totals two (2) homes*
> **FERGUSON COURT PROJECT,** *totals one (1) home*

(together, the "Projects").

The Parties agree as follows:

**I. TERMS**. The Lender agrees to loan to the Company the sum of [AMOUNT] (referred to as the "Borrowed Money"), with interest accruing on the unpaid balance at a rate of **0 percent (%) per annum**. Company agrees to pay the Borrowed Money in accordance with the terms set forth herein.

"Net Profits" means, with respect to each Project, the gross sales proceeds received from the sale of homes in such Project, less all direct costs and expenses actually incurred and reasonably attributable to the acquisition, development, construction, marketing, and sale of homes in such Project. Net Profits shall not include any deduction for general corporate overhead, management fees, or compensation paid to officers or affiliates of the Company unless specifically disclosed to Lenders in writing prior to the Effective Date.

Net Profits on the Projects will be allocated and distributed based on a percentage of the total outside capital raised by the Company for the Projects, and the Lender net profit allocation, which is 80% of the total net profit.

Please note that the total loan from the Lender is split equally between the Projects. Therefore, a loan of $6,000.00 will have $2,000.00 allocated to each Project. The allocated amount is used for calculating net profit distributions.

For example, assuming a cumulative net profit of $200,000.00 for the Projects, 80% of that is allocated to Lenders (*$160,000.00*).

A Profit Participation Loan of $6,000.00 would equate to a $2,000.00 allocation across the Projects, which is 0.70% of total capital raised.

Based on the $160,000.00 net profit described above, the Lender would earn $1,120.00 (*0.70% x $160,000.00*) in cumulative net profit from the Projects.

**II. PAYMENTS**. The full balance of this Agreement is due and payable on **December 31, 2027**.

There are no installment payments required in the interim; however, the Company will disburse profit payments from the sale of homes built for each project as they are realized.

The allocated principal amount of each loan will be repaid after the final home in the corresponding Project has been sold and the deed recorded.

**III. SECURITY**. The loan is unsecured.

**IV. INTEREST DUE IN THE EVENT OF DEFAULT**. In the event the Company fails to pay the note in full on the Due Date, the unpaid principal shall then accrue interest at **10 per cent (%) per annum** until the Company is no longer in default.

**V. ALLOCATION OF PAYMENTS**. Payments shall be first credited to any late fees due, then to interest due, and any remainder will be credited to principal.

**VI. ACCELERATION**. If the Company is in default under this Agreement or is in default under another provision of this Agreement, and such default is not cured within the minimum allotted time by law after written notice of such default, then Lender may, at its option, declare all outstanding sums owed on this Agreement to be immediately due and payable.

**VII. ATTORNEYS' FEES AND COSTS**. Company shall pay all costs incurred by Lender in collecting sums due under this Agreement after a default, including reasonable attorneys' fees. If Lender or Company sues to enforce this Agreement or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys' fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appeal) from the non-prevailing party.

**VIII. WAIVER OF PRESENTMENTS**. Company waives presentment for payment, a notice of dishonor, protest, and notice of protest.

**IX. NON-WAIVER**. No failure or delay by Lender in exercising Lender's rights under this Agreement shall be considered a waiver of such rights.

**X. SEVERABILITY**. In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect.

**XI. INTEGRATION**. There are no verbal or other agreements that modify or affect the terms of this Agreement. This Agreement may not be modified or amended except by a written agreement signed by Company and Lender.

**XII. CONFLICTING TERMS**. The terms of this Agreement shall have authority and precedence over any conflicting terms in any referenced agreement or document.

**XIII. NOTICE**. Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile, or (d) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be made to the parties at the addresses listed in this Agreement.

**XIV. EXECUTION**. The Company executes this Agreement as a principal and not as a surety. If there is a Co-Signer, the Company and Co-Signer shall be jointly and severally liable under this Agreement.

**XV. GOVERNING LAW**. This note shall be governed under the laws in the State of North Carolina.

With my signature below, I affirm that I have read and understood this Agreement.

**Company Representative's Signature**: *Founder Signature*

**Date**: [EFFECTIVE DATE]

**Print Name:** [FOUNDER NAME]

**Lender's Signature**: *Investor Signature*

**Date**: [EFFECTIVE DATE]

**Print Name:** [INVESTOR NAME]